FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2007	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

December 12, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada Newswire on December 12, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced revisions to its molybdenum production estimates for 2007. Production estimates for 2008 and 2009 remain unchanged.

5.	Full Description of Material Change

The Company, one of the world’s largest publicly traded, pure molybdenum producers, announced revisions to its molybdenum production estimates for 2007. Production estimates for 2008 and 2009 remain unchanged.

Total production of molybdenum at the Thompson Creek Mine and the Company’s 75% share of molybdenum production at the Endako Mine is currently estimated at approximately 3.0 million pounds in the fourth quarter of 2007. The Company previously estimated fourth-quarter production at between 4.5 and 5 million pounds. For 2007, the Company expects molybdenum production of 15.9 million pounds versus a previous estimate of between 17.5 and 18 million pounds.

At the Endako Mine, the Company’s 75% share of molybdenum production is now estimated at 1.2 million pounds in the fourth quarter of 2007, compared with a previous estimate of between 1.9 and 2.1 million pounds. Production for 2007 is estimated at 6.8 million pounds versus a previous estimate of between 7.5 and 7.7 million pounds.

Molybdenum production at the Endako Mine has been negatively affected in the fourth quarter by a rock slide on November 12 that interrupted production of ore from the Endako Pit. Since then, the mill has continued to operate and produce molybdenum, with ore sourced from the Denak West Pit and the mine’s stockpile. However, due to a higher moisture content of the ore from both sources, the mill has not been able to run at full capacity and that, along with the lower average grade of the ore being processed, has reduced the pace of molybdenum production from the mill. The shovel that was partially covered by the slide is being repaired and is expected to be fully operational by the end of December.

As a result of the slide, the Company is currently reviewing the Endako Mine plan for 2008 but does not see any reason at this time to change its prior forecast of between 7.5 and 8.5 million pounds for its 75% share of molybdenum production from the mine. The Company will provide an update on its 2008 production guidance when the mine plan has been finalized.

Production of molybdenum from the Thompson Creek Mine is now expected to be 1.8 million pounds in the fourth quarter of 2007 versus a previous estimate of between 2.6 and 2.9 million pounds. Production has been less than expected because, since mining of the stockpile ceased and mining of Phase 6 ore began in October, it is taking longer than expected to access the higher-grade areas of the ore body. In addition, the ore has been harder than average and this is resulting in a lower-than-expected amount of ore processed by the mill. Molybdenum production at the mine is now estimated to be 9.1 million pounds in 2007 versus a previous estimate of between 10.0 and 10.3 million pounds.

While fourth-quarter molybdenum production has been lower than expected, the Company does not foresee at this time any impact on planned production for the Thompson Creek Mine in 2008, which the Company continues to estimate at between 16.5 and 17.0 million pounds.

The Company also continues to expect its molybdenum production in 2009 will be in excess of 34 million pounds as the Thompson Creek Mine accesses the highest-grade areas of its ore body. Production at the Thompson Creek Mine in 2009 is expected to be approximately 26 million pounds, while the Company’s 75% share of production at the Endako Mine is estimated at approximately 8 million pounds.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on October 30, 2007 which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this material change report and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Readers should refer to the Company’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Ian McDonald, Executive Chairman of the Company at (416) 860-1438.

9.	Date of Report

December 17, 2007